




SUPPL
RECEIVED
2005
160

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

ANNOUNCEMENT

Further to the announcement issued by the Company on 15 June 2005, the Executive Directors wish to confirm that CSC proposes to undergo the Restructuring which may involve the injection by both CSC and the Company of certain dry bulk cargo carriers (either directly or indirectly) into Newco, the relevant shares of which may be sought to be separately listed on the Stock Exchange.

Subject to completion of the relevant valuation and the obtaining of the relevant PRC governmental authorities' approval(s), the Company currently expects to hold more than 50% of the equity interests in Newco upon completion of the Restructuring.

No definite proposal has been finalised and the Restructuring may or may not proceed. In the meantime, as part of the preparation for the proposal, the Company has engaged relevant professional parties to commence the relevant valuation and audit.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The A shares of China Shipping Development Company Limited (the "**Company**") are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement (the "**Shanghai Announcement**") similar to this announcement.

Further to the announcement issued by the Company on 15 June 2005, the executive directors of the Company (the "**Executive Directors**") wish to confirm that China Shipping (Group) Company ("**CSC**"), the controlling shareholder of the Company, proposes to have its own group restructuring (the "**Restructuring**") which may involve the injection by both CSC and the Company of certain dry bulk cargo carriers (either directly or indirectly) into a new company to be established ("**Newco**"), the relevant shares of which may be sought to be separately listed on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). Subject to completion of the relevant valuation and the obtaining of the approval(s) by the relevant governmental authorities of the People's Republic of China (the "**PRC**"), the Company currently expects to hold more than 50% of the equity interests in Newco upon completion of the Restructuring.

As per the request of the Shanghai Stock Exchange, the following financial information concerning the Company (i.e. prepared in accordance with The Accounting Standard for Business Enterprises and Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC ("**PRC Accounting Standard**")) which have already been disclosed in the Company's 2004 annual report or which can be derived from information disclosed in the same report, are set out in the Shanghai Announcement:

For the year ended 31 December 2004, the operating revenue attributable to the dry bulk cargo transportation business of the Company was approximately RMB 2.7 billion which accounted for approximately 42% of the operating revenue of the Company for the same period.

In addition, it is also stated in the Shanghai Announcement that the board of directors of the Company (the "**Board**") has confirmed that under the PRC Accounting Standard,

(a) for the year ended 31 December 2004, the net profit attributable to the dry bulk cargo transportation business of the Company accounted for no more than 50% of the net profit of the Company for the same period; and

(b) as at 31 December 2004, the net assets attributable to the dry bulk cargo transportation business of the Company accounted for no more than 30% of the net assets of the Company.

The Executive Directors would like to emphasise that no definite proposal has been finalised and the Restructuring may or may not proceed. In the meantime, as part of the preparation for the proposal, the Company has engaged relevant professional parties to commence the relevant valuation and audit. The Company will issue further announcement(s) and comply with the relevant Listing Rules as and when appropriate.

Shareholders of the Company and potential investors should exercise caution when dealing in the H shares of the Company.

Save as disclosed above, the Board confirms that there are no negotiations or agreements which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matters discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

8 July 2005
Shanghai, the PRC

* *As at the date of this announcement, the board of directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Wang Kunhe and Mr. Yao Zuozhi as executive directors, and Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

SOUTH CHINA MORNING POST 12 JUL 2005

B14

CSD vows to keep 50pc of dry-bulk spin-off

DIVESTMENTS
Russell Barling

China Shipping Development (CSD) moved to calm minority shareholders and nervous investors yesterday by saying it would retain more than 50 per cent of the dry-bulk shipping subsidiary it plans to spin off.

The proposal, which management insists is not final, calls for CSD and parent China Shipping Group to inject some or all of their bulk shipping assets into a new company for listing on the Hong Kong exchange.

"Subject to the completion of the relevant valuation and obtaining approval from the relevant governmental authority, [CSD] currently expects to hold more than 50 per cent of the equity interests in Newco [the proposed new listed vehicle] upon completion of the restructuring," CSD secretary Yao Qiaohong said in a statement to the exchange yesterday.

The move was widely seen as designed to stem the decline in the value of the stock, which had fallen 19.4 per cent to $5.20 since June 10 when news of the proposed spin-off surfaced in analysts' reports.

Shares in CSD recovered 5.7 per cent yesterday to close at $5.50 on the announcement. The bulk-shipping operations of CSD, which also derives income from oil procurement and transportation, accounted for 42 per cent of operating revenue last year, or 2.7 billion yuan.


China Shipping Dev
Share price ($)
Close: 5.50
8
5
Jan 11 - July 11
Source: Bloomberg
SCMP Graphic

"The chairman [Li Kelin] is intent on a separate listing for bulk business, and this was the only way he could do that without having the move vetoed by independent shareholders," a shipping analyst said yesterday.

"We believe the parent's bulk shipping assets contribute about as much as the listed company [CSD], so this would make the profit impact not that significant."

The spin-off would create the state-owned group's third shipping play on the Hong Kong exchange, after CSD and China Shipping Container Lines.

However, the market – led by some analysts who recommended selling CSD stock – reacted badly to the proposal because it would have shifted the company's core earnings strategy from the relatively stable China domestic bulk shipping sector to more volatile international oil shipments.

Oil shipping firms typically trade at half the earnings multiples of their bulk counterparts.

P.3

CHINA DAILY 12 JUL 2005

China Shipping eyes over 50% stake

China Shipping Development Co Ltd said yesterday it expected to hold more than 50 per cent of a proposed dry bulk cargo transport unit that it and its parent are planning to spin off in Hong Kong.

The Hong Kong-listed shipping group said in a statement that its shareholding in the spin-off is subject to completion of relevant valuation and obtaining government approvals.

But no definite proposal has been finalized, it added.

China Shipping had said in June that its parent China Shipping (Group) Co was considering a group restructuring, involving the injection of certain dry bulk cargo carriers from China Shipping and its parent into a new company for a separate stock listing in Hong Kong.

Analysts said that the possible merger of China Shipping's more profitable domestic bulk shipping operation with its parent's more volatile international bulk business might dilute earnings.

Concerns that international freight rates may have peaked also added uncertainties about the spin-off, they said.

"The stock's performance in the past few weeks has reflected the market's unfavourable reception to the proposal," said Rachel Tsang, an analyst at Daiwa Institute of Research.

Shares of the company had lost nearly 20 per cent to HK$5.20 on Friday since the plan was first reported in mid-June. The stock opened up 3.85 per cent to HK$5.40 yesterday.

Merrill Lynch downgraded China Shipping to "sell" from "neutral" last month, saying the proposed spin-off would reduce the company's exposure to the dry bulk business and introduce significant earnings uncertainties.

China Shipping said yesterday that the operating revenue attributable to its dry bulk cargo transportation business amounted to 2.7 billion yuan (US$326 million) for the year ended in December 2004, representing 42 per cent of the company's operating revenue for the same period.

Reuters